The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-158635

Subject to Completion, dated December 3, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated April 17, 2009)

8,000,000 Shares

Regency Centers Corporation

Common Stock

The underwriters or their respective affiliates, whom we refer to as the forward sellers, are, at our request, borrowing from third parties and selling 8,000,000 shares of our common stock in connection with forward sale agreements that we have entered into with affiliates of the underwriters, whom we refer to as the forward purchasers. If the forward sellers are unable to borrow all of these shares of common stock, as described in this prospectus supplement, we will issue and sell a number of shares equal to the number of shares that the forward sellers do not borrow and sell. We will not initially receive any proceeds from the sale of the shares of our common stock by the forward sellers. See “Underwriting—Forward sale agreements” for a description of the forward sale agreements.

To assist us in complying with federal income tax requirements applicable to real estate investment trusts, our charter contains restrictions relating to the ownership and transfer of our shares, including an ownership limit of 7.0% by value of our outstanding capital stock. See “Capital Stock—Restrictions on Ownership of Capital Stock” in the accompanying prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “REG”. The last reported sale price of our common stock on December 2, 2009 was $33.54 per share.

	Per Share	Total

Public Offering Price	$	$

Underwriting Discount	$	$

Proceeds to Us (before expenses)	$(1)	$(1)

(1)	Depending on the price of our common stock at the time of settlement of the forward sale agreements and the relevant settlement method, we may receive proceeds upon settlement of the forward sale agreements, which settlement must occur no later than approximately 15 months after the date of this prospectus supplement. For the purposes of calculating the aggregate net proceeds to us, we have assumed that the forward sale agreements are physically settled based on the initial forward sale price of $ . The forward sale price is subject to adjustment pursuant to the forward sale agreements, and the actual proceeds, if any, will be calculated as described in this prospectus supplement.

We have granted the underwriters an option to purchase up to 1,200,000 shares of our common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement, solely to cover over allotments.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-7 of this prospectus supplement and beginning on page 1 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about December    , 2009.

Joint Book-Running Managers

J.P.Morgan	Wells Fargo Securities

The date of this prospectus supplement is December    , 2009.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with different information. We are not, and the underwriters are not, making an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our web site does not constitute part of this prospectus supplement or the accompanying prospectus.

S-i

About this prospectus supplement

This prospectus supplement contains the terms of this offering. A description of our common stock is set forth in the accompanying prospectus. This prospectus supplement, or the information incorporated by reference herein, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference herein, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference herein, will apply and will supersede that information in the accompanying prospectus. References to the “prospectus” are to this prospectus supplement, together with the accompanying prospectus, and the information incorporated by reference in each.

It is important for you to read and consider all information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus.

When we say “we,” “our,” “us” or “Regency,” we mean Regency Centers Corporation and its consolidated subsidiaries, except as otherwise noted. When we say “you,” without any further specification, we mean any party to whom this prospectus supplement is delivered, including a holder in street name.

Forward-looking information

The statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements and, with respect to Regency Centers Corporation, within Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Regency operates, management’s beliefs and assumptions made by management. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “should” and similar expressions are intended to identify forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the caption “Risk factors” herein and in the accompanying prospectus and in the periodic reports that we file with the Securities and Exchange Commission, that may cause actual results to be materially different from any future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement.

S-ii

Prospectus supplement summary

This summary highlights selected information about us. It may not contain all of the information that is important to you in deciding whether to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus, as well as the information incorporated herein and therein by reference, before making an investment decision.

Regency Centers Corporation

Overview

Regency is a qualified real estate investment trust or “REIT”. Our primary operating and investment goal is long-term growth in earnings and total shareholder return, which we work to achieve by focusing on a strategy of owning, operating and developing high-quality community and neighborhood shopping centers that are tenanted by market-dominant grocers, category-leading anchors, specialty retailers and restaurants located in areas with above average household incomes and population densities. We invest in retail shopping centers through Regency Centers, L.P., the operating partnership in which we are the sole general partner and currently own approximately 99% of the outstanding common partnership units. All of our operating, investing and financing activities, including the issuance of common or preferred partnership units, are generally executed by our operating partnership, its wholly-owned subsidiaries and its investments in co-investment partnerships with third-party investors.

Our executive offices are located at One Independent Drive, Suite 114, Jacksonville, Florida 32202 and our telephone number is (904) 598-7000.

Recent Developments

MCW Co-Investment Partnerships.

We are partners with several affiliates of Macquarie CountryWide Trust (collectively, MCW) in co-investment entities. In January 2009, we and MCW began the dissolution process, at MCW’s election, of two of those co-investment entities. As a result of the dissolution, we and MCW have commenced the distribution of ownership interests through a distribution-in-kind process. The dissolution is ongoing and is expected to be completed in early 2010, with timing being subject to lender consents. Upon completion of the dissolution process, we will have received six properties related to those two co-investment entities, which represent our pro rata share of the distribution-in-kind as well as the payment of our promote and liquidation fee, with a net fair value of approximately $131.9 million.

On July 16, 2009, MCW agreed to sell its interest in one of our other co-investment partnerships, Macquarie CountryWide-Regency II, LLC (MCW II), to us and Global Retail Investors LLC (GRI), a joint venture between the California Public Employees’ Retirement System (CalPERS) and an affiliate of First Washington Realty, Inc. Formed in 2005, MCW II is our largest real estate partnership and currently owns 86 retail shopping centers that were valued in the GRI transaction at $1.73 billion.

The transaction contemplates a phased sale process resulting in a number of closings by June 2011:

•	The first phase, which closed on July 31, 2009, involved the sale by MCW of a 45% partnership interest to GRI.

•

The second phase involves the sale by MCW of an additional 20% of the partnership interest to GRI (reduced to 15% in the event we exercise the option described in the next paragraph). This second phase is scheduled to close upon receipt of lender consents for the balance of the property-level loans.

•

We have the option to purchase a 5% partnership interest from MCW at a $5 million discount to the price paid by GRI for an equivalent partnership interest. If we choose not to purchase the 5% partnership interest, MCW will pay us a $5 million fee and will sell the 5% partnership interest to GRI. This option will expire at the later of March 2010 or GRI’s second phase closing.

•

We also have an option to purchase MCW’s remaining 10% partnership interest at a $15 million discount to the price paid by GRI for an equivalent partnership interest. We may exercise this option at any time prior to April 30, 2011. In the event that we do not exercise this option, MCW will pay us a $12 million fee, and the 10% partnership interest may be acquired by GRI. If GRI does not purchase the remaining 10% partnership interest, MCW can trigger a distribution in kind to recover its remaining 10% equity value.

We have provided the required notice to MCW of our decision to exercise both of our options. The closing on the option exercise is expected to become effective in December 2009 for aggregate consideration of approximately $15.5 million. Assuming completion of the option exercise by us, our ownership in MCW II will increase by 15% to a total of 40%, GRI will own 45% and MCW will own 15% of the partnership pending consummation of GRI’s second phase closing. We will remain the managing member of the partnership (regardless of whether we exercise the option) and retain management and leasing responsibilities. Also, for arranging and facilitating MCW’s sale of its interest, we will receive a disposition fee of 1% of the product of (i) the percentage interest to be acquired by GRI from MCW, times (ii) the agreed upon gross property value of the partnership’s assets. This disposition fee, which is expected to be approximately $2.6 million, assuming GRI’s consummation of the second phase closing, is in addition to the discounts noted above.

We anticipate using additional capital from this offering’s net proceeds to repay or refinance maturing 2010 debt, which may include repaying or refinancing a portion of our pro rata share of MCW II’s existing debt as it matures. We expect that MCW II’s debt as a percentage of MCW II’s assets will gradually decrease from approximately 86% to approximately 40-60% as existing debt is repaid or refinanced.

As of September 30, 2009, MCW II’s portfolio had a total gross leasable area of approximately 11.2 million square feet (including tenant-owned square footage) and was 93.0% leased. Grocery tenants anchor approximately 80.0% of the portfolio’s shopping centers. The portfolio’s centers are located in areas that average a population of approximately 114,600 people living within a 3-mile radius and have an average annual household income of approximately $93,700 (for October 2009).

We and GRI have identified 14 properties in the MCW II portfolio that we will attempt to sell over the next three years.

New Co-Investment Partnership

On October 9, 2009, we entered into a joint venture agreement with affiliates of USAA Equity Advisors, Inc. and formed US Regency Retail I, LLC (US Regency). US Regency has invested initially in eight Regency properties located in California, Florida, Georgia, North Carolina and Texas. The eight properties were sold to US Regency for $133.1 million.

Regency owns 20% of US Regency’s partnership interest and is the managing member of US Regency. In that capacity, Regency will be paid a quarterly asset management fee of 1.7% of net operating income for the prior quarter.

Secured Financings

As of the date of this prospectus supplement, we have closed $265.7 million of aggregate secured financings in our co-investment partnerships this year:

•	$39.0 million at an interest rate of 7.5% and having a term of ten years, secured by three properties. This loan is approximately 56% of combined property value;

•	$7.5 million at an interest rate of 6.75% and having a term of ten years, secured by a single property. This loan is approximately 65% of property value;

•

$18.0 million at an interest rate of 7.75% and having a term of 9.5 years. The lender previously made a loan to affiliates of the borrower in the aggregate principal amount of $39.0 million (described above) secured by three properties. The new loan and the previous loan have been cross-collateralized and cross-defaulted. One additional property is included in the collateral securing the new loan and the previous loan. The new loan is approximately 56% of the property value of the additional property;

•	$13.0 million at an interest rate of 7.20% and having a term of 10 years, secured by a single property. The loan is approximately 62% of the property value;

•	$12.5 million at an interest rate of 8.0% and having a term of five years, secured by a single property. The loan is approximately 57% of the property value;

•

Modification and consolidation of existing $130.0 million fixed rate loan and $65.7 million floating rate loan into a single new fixed rate loan in the principal amount of $165.7 million at an interest rate of 7.50% and having a term of six years, secured by 31 properties. The loan is approximately 58% of the combined property value; and

•	$10.0 million at an interest rate of 6.75% and having a term of five years, secured by a single property. The loan is approximately 51% of the property value.

In addition, on July 1, 2009, we closed a $106.0 million loan at an interest rate of 7.75% over a ten-year term secured by eight properties in our wholly owned portfolio. This loan is approximately 52% of combined property value and is interest only until maturity.

The offering

Issuer	Regency Centers Corporation, a Florida corporation

Common stock offered by the forward sellers	8,000,000 shares

Common stock to be outstanding as of December , 2009	80,316,473 shares(1) (or 81,516,473 shares if the underwriters’ over-allotment option is exercised in full)

Common stock to be outstanding after settlement of the forward sale agreements assuming physical settlement	88,316,473 shares(1) (or 89,516,473 shares if the underwriters’ over-allotment option is exercised in full)

Use of proceeds	We will not receive any proceeds from the sale of the shares of our common stock by the forward sellers pursuant to this prospectus supplement, unless an event occurs that requires us to sell our common stock to the underwriters in lieu of the forward sellers selling our common stock to the underwriters or the underwriters’ over-allotment option is exercised (in which case we would receive approximately $ if the over-allotment option is exercised in full). Depending on the price of our common stock at the time of settlement and the relevant settlement method, we may receive proceeds from the sale of common stock upon settlement of the forward sale agreements, which settlement must occur within approximately 15 months of the date of this prospectus supplement. See “Underwriting” for a description of the forward sale agreements.

We intend to use any proceeds that we receive upon settlement of the forward sale agreements to repay or refinance maturing 2010 debt which may include a portion of our pro rata share of the existing mortgage debt of MCW II as the debt comes due beginning in 2010. The remaining portion of the net proceeds will be used for general corporate purposes, which may include the payment of future maturing debt or the

(1)	Based on the number of shares outstanding at November 30, 2009. Excludes (i) 1,200,000 shares that may be sold by us if the underwriters exercise their over-allotment option in full, (ii) shares that we may be required to sell to the underwriters in lieu of the forward sellers selling our common stock to the underwriters, (iii) approximately 1.9 million shares reserved and available for future issuance as of November 30, 2009 under our Long-Term Omnibus Plan, of which approximately 495,495 shares were subject to outstanding options with a weighted average exercise price of $51.54 per share and 397,434 shares were reserved for issuance upon vesting of non-vested restricted stock, and (iv) approximately 468,211 shares issuable upon exchange of units of limited partnership interest in our operating partnership as of November 30, 2009.

acquisition of additional properties. In addition, if an event occurs that requires us to sell our common stock to the underwriters in lieu of the forward sellers selling our common stock to the underwriters, or if the underwriters’ over-allotment option is exercised and we sell shares to the underwriters, then we intend to use any net proceeds we receive from such sale for the same purposes. See “Use of Proceeds.”

We may use cash on hand to prepay all or a portion of our existing term loan.

Restriction on ownership	In order to assist us in maintaining our qualification as a real estate investment trust for federal income tax purposes, ownership, actually or constructively, by any person of more than 7.0% in value of our outstanding capital stock is restricted by our charter. See “Capital Stock—Restrictions on Ownership of Capital Stock” in the accompanying prospectus.

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “REG”.

Risk factors	An investment in our common stock involves various risks, and prospective investors should carefully consider the matters discussed under the caption entitled “Risk factors” beginning on page S-7 of this prospectus supplement and beginning on page 1 of the accompanying prospectus.

Accounting treatment

Before any issuance of our common stock upon physical settlement of the forward sale agreements, the forward sale agreements will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of the forward sale agreements over the number of shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of the reporting period). Consequently, prior to physical settlement of the forward sale agreements and subject to the occurrence of certain events, we anticipate there will be no dilutive effect on our earnings per share except during periods when the average market

price of our common stock is above the per share adjusted forward sale price, which is initially $             (which is the public offering price less the underwriting discount shown on the cover page of this prospectus supplement), subject to adjustment based on the federal funds rate less a spread, and subject to decrease by the amount of $0.4625 per share on each of certain dates specified in the forward sale agreements.

Risk factors

You should carefully review the information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and should carefully consider the following risk factors, as well as the “Risk factors” section in the accompanying prospectus, our annual report on Form 10-K for the year ended December 31, 2008 and any subsequent periodic reports which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Settlement provisions contained in the forward sale agreements subject us to certain risks.

Each forward purchaser will have the right to accelerate its respective forward sale agreement and require us to physically settle its forward sale agreement on a date specified by such forward purchaser if:

•

in its sole judgment, it or its affiliate is unable to or it is otherwise commercially impracticable for it or its affiliate to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us upon physical settlement of its forward sale agreement;

•

we declare any dividend or distribution on shares of our common stock payable in (i) cash in excess of the specified amount, (ii) securities of another company, or (iii) any other type of securities (other than our common stock), rights, warrants or other assets for payment at less than the prevailing market price, as determined by such forward purchaser;

•	certain ownership thresholds applicable to such forward purchaser are exceeded;

•

an event is announced that, if consummated, would result in an extraordinary event (as defined in the forward sale agreement) including, among other things, certain mergers and tender offers, as well as certain events involving our nationalization or delisting of our common stock (each as more fully described in the forward sale agreement); or

•

certain other events of default or termination events occur, including, among other things, any material misrepresentation made in connection with entering into its forward sale agreement, our bankruptcy or a change in law (each as more fully described in the forward sale agreement).

Each forward purchaser’s decision to exercise its right to require us to settle its forward sale agreement will be made irrespective of our interests, including our need for capital. In such cases, we could be required to issue and deliver our common stock under the terms of the physical settlement provisions of the relevant forward sale agreement irrespective of our capital needs, which would result in dilution to our earnings per share and return on equity. In addition, upon certain events of bankruptcy, insolvency, or reorganization relating to us, the forward sale agreements will terminate without further liability of either party. Following any such termination, we would not issue any shares and we would not receive any proceeds pursuant to the forward sale agreements.

The forward sale agreements provide for settlement on a settlement date or dates to be specified at our discretion within approximately 15 months from the date of this prospectus supplement.

Each forward sale agreement will be physically settled, unless we elect to settle such forward sale agreement in cash. If we decide to physically settle a forward sale agreement, delivery of our shares on any physical settlement of such forward sale agreement will result in dilution to our earnings per share and return on equity. If we elect cash settlement for all or a portion of the shares of our common stock included in a forward sale agreement, we would expect the relevant forward purchaser or one of its affiliates to repurchase a number of shares equal to the portion for which we elect cash settlement in order to cover its obligation to return the shares of our common stock it had borrowed in connection with sales of our common stock under this prospectus supplement. If the market value of our common stock at the time of the repurchase is above the forward price, we would pay the relevant forward purchaser under such forward sale agreement an amount in cash equal to the difference. Thus, we would be responsible for a potentially substantial cash payment. See “Underwriting—Forward sale agreements” for information on the forward sale agreements.

In addition, the purchase of our common stock by the forward purchasers or their respective affiliates, to unwind their hedge positions, could cause the price of our common stock to increase over time, thereby increasing the amount of cash we would owe to the forward purchasers upon a cash settlement of the forward sale agreements.

We may be forced to deleverage our business with our operating cash flows, which could result in the reduction of dividends to our shareholders, a reduction in investments into our business or additional equity offerings that dilute our shareholders’ interests.

We depend on external financing, principally debt financing, to fund the growth of our business and to ensure that we can meet ongoing maturities of our outstanding debt. Our access to financing depends on our credit rating, the willingness of creditors to lend to us and conditions in the capital markets. The disruption in the capital markets that began in 2008 has continued into 2009, limiting access to financing for many companies. Without access to external financing, we would be required to pay outstanding debt with our operating cash flows, and our operating cash flows may not be sufficient to pay our outstanding debt as it comes due. If we are required to deleverage our business with operating cash flows, we may be forced to reduce the amount of, or eliminate altogether, our dividends to shareholders or refrain from making investments in our business. Furthermore, we may conduct additional equity offerings, which, if successful, may result in substantial dilution to our shareholders.

We and our joint ventures have a significant amount of debt maturing in 2010, 2011 and 2012. During this three-year time period, as of November 1, 2009, we have $840.5 million of debt maturing, MCW II has $1,235.9 million of debt maturing (assuming exercise of our options, our pro rata share is $494.4 million), and our other joint ventures have $146.9 million of debt maturing (our pro rata share is $34.7 million). In addition to finding creditors willing to lend to us, we are dependent upon our joint venture partners contributing their share of any amount needed to repay or refinance existing debt when lenders reduce the amount of debt our joint ventures are refinancing.

We may change the distribution policy for our common stock in the future.

The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our board of directors and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness and preferred shares, the annual dividend requirements under the REIT provisions of the Internal Revenue Code, state law and such other factors as our board of directors deems relevant. Future dividends will be determined by our board of directors based upon the circumstances at the time of declaration and the actual dividend payable may vary from expected amounts. Any change in our dividend policy could have a material adverse effect on the market price of our common stock.

Our shareholders will experience dilution as a result of this offering and they may experience further dilution if we issue additional common stock.

The issuance of any common stock we are selling pursuant to the forward sale agreements upon physical settlement thereof, any common stock we sell to the underwriters pursuant to any exercise of the underwriters’ over-allotment option, or any common stock we are required to sell to the underwriters in lieu of the forward sellers selling our common stock to the underwriters will have a dilutive effect on our earnings per share.

Any additional future issuances of our common stock will reduce the percentage of our common stock owned by investors purchasing shares in this offering who do not participate in future issuances. In most circumstances, shareholders will not be entitled to vote on whether or not we issue additional common stock. In addition, depending on the terms and pricing of an additional offering of our common stock and the value of our properties, our shareholders may experience dilution in both the book value and fair value of their shares.

The price of our common stock may fluctuate significantly.

The market price of our common stock may fluctuate significantly in response to many factors, many of which are out of our control, including:

•	actual or anticipated variations in our operating results or dividends;

•	changes in our funds from operations or earnings estimates;

•

publication of research reports about us or the real estate industry generally and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITS;

•	the ability of our tenants to pay rent to us and meet their other obligations to us under current lease terms and our ability to re-lease space as leases expire;

•	increases in market interest rates that lead purchasers of our shares to demand a higher dividend yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	any future issuances of equity securities;

•	additions or departures of key management personnel;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by institutional shareholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors included, or incorporated by reference, in this prospectus supplement; and

•	general market and economic conditions.

These factors may cause the market price of our common stock to decline, regardless of our financial condition, results of operations, business or prospects. It is impossible to ensure that the market price of our common stock will not fall in the future.

Adverse global market and economic conditions may continue to adversely affect us and could cause us to recognize additional impairment charges or otherwise harm our performance.

Recent market and economic conditions have been unprecedented and challenging with tighter credit conditions through the end of 2008 and continuing in 2009. Continued concerns about the systemic impact of the availability and cost of credit, the U.S. mortgage market, inflation, energy costs, geopolitical issues and declining equity and real estate markets have contributed to increased market volatility and diminished expectations for the U.S. economy. The retail shopping sector has been negatively affected by these recent market and economic conditions. These conditions may result in our tenants delaying lease commencements, declining to extend or renew leases upon expiration and/or renewing at lower rates. These conditions also have forced some weaker retailers, in some cases, to declare bankruptcy and/or close stores. Certain retailers have announced store closings even though they have not filed for bankruptcy protection. Lease terminations by certain tenants or a failure by certain tenants to occupy their premises in a shopping center could result in lease terminations or significant reductions in rent by other tenants in the same shopping center under the terms of some leases, in which case we may be unable to re-lease the vacated space at attractive rents or at all, and our rental payments from our continuing tenants could significantly decrease.

Ongoing adverse market and economic conditions and market volatility will likely continue to make it difficult to value the properties and investments owned by us and our unconsolidated joint ventures. There may be significant uncertainty in the valuation, or in the stability of the value, of such properties and investments that could result in a substantial decrease in the value thereof. No assurance can be given that we will be able to recover the current carrying amount of all of our properties, investments and intangibles and those of our unconsolidated joint ventures in the future. Our failure to do so would require us to recognize additional impairment charges for the period in which we reached that conclusion, which could materially and adversely affect us and the market price of our common stock.

We are unable to predict whether, or to what extent or for how long, these adverse market and economic conditions will persist. The continuation and/or intensification of these conditions may impede our ability to generate sufficient operating cash flow to pay expenses, maintain properties, pay dividends and refinance debt.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2009, as adjusted to give effect to:

•

physical settlement of the forward sale agreements based on the initial forward sale price of $             per share, which is the public offering price of the shares of our common stock less the underwriting discount shown on the cover page of this prospectus supplement; and

•	the application of the net proceeds as described under “Use of Proceeds.”

The amount of proceeds we ultimately receive from this offering of common stock is dependent upon numerous factors and subject to general market conditions. Among other things, whether we issue any shares of our common stock, and the proceeds that we receive, if any, in each case, upon settlement of the forward sale agreements will depend on the settlement method that applies to the forward sale agreements and the price of our common stock at the time of settlement of the forward sale agreements (which settlement must occur no later than approximately 15 months after the date of this prospectus supplement). Also, we may increase or decrease the number of shares in this offering. Accordingly, the actual amounts shown in the “Adjustments for this Offering” and the “Pro Forma as Adjusted” columns may differ materially from those shown below. The capitalization table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

September 30, 2009 ($ in thousands)	Actual	Adjustments for this Offering(1)(2)(3)	Pro Forma as Adjusted(1)(2)(3)

Cash and cash equivalents	$173,798

Debt:
Notes and mortgages payable	$1,880,678
Unsecured credit facilities (including line of credit)	227,667 (4)

Total debt	2,108,345

Equity:

Stockholders’ equity:
Preferred stock, $.01 par value per share	275,000
Common stock, $.01 par value per share	860
Treasury stock at cost	(111,414)
Additional paid in capital	2,094,850
Accumulated other comprehensive loss	(64,969)
Distributions in excess of net income	(361,530)

Total stockholders’ equity	1,832,797

Noncontrolling interests:
Preferred units	49,158
Exchangeable operating partnership units, aggregate redemption value of $17,347	7,558
Limited partners’ interest in consolidated partnerships	11,804

Total noncontrolling interest	68,520
Total equity	1,901,317

Total capitalization	$4,009,662

(1)	No adjustment has been made for the transactions in which we may increase our partnership interest in MCW II.
(2)	Assumes physical settlement of the forward sale agreements as described above in this “Capitalization” section. Although we expect to settle entirely by the delivery of shares of our common stock, we may elect cash settlement for all or a portion of our obligations if we conclude that it is in our interest to cash settle. See “Underwriting—Forward sale agreements”. Settlement of the forward sale agreements will generally occur on a settlement date or dates to be specified at our discretion not later than approximately 15 months after the date of this prospectus supplement.
(3)	Does not include the proceeds of $103.5 million from the sale of eight properties to US Regency.
(4)	The unsecured credit facilities include both a line commitment of $600 million and a $341.5 million facility consisting of a term loan and a revolving credit facility. As of November 30, 2009, there was no amount outstanding on either the $600 million line commitment or the revolving credit facility. As of November 30, 2009, there was $227.7 million outstanding under the term loan.

Use of proceeds

We will not receive proceeds from the sale of the shares of common stock offered by the forward sellers pursuant to this prospectus supplement, unless an event occurs that requires us to sell our common stock to the underwriters in lieu of the forward sellers selling our common stock to the underwriters or the underwriters’ over-allotment option is exercised, in which case we intend to use all net proceeds we receive from such sale for the same purposes described below. Depending on the price of our common stock at the time of settlement and the relevant settlement method, we may receive proceeds from the sale of common stock upon settlement of the forward sale agreements, which settlement must occur within approximately 15 months of the date of this prospectus supplement. For purposes of calculating the proceeds to us upon settlement of the forward sale agreements, we have assumed that the forward sale agreements are physically settled based upon the initial forward sale price of $             (which is the public offering price of our common stock before deducting the applicable underwriting discount and commissions shown on the cover of this prospectus supplement) on the effective date of the forward sale agreements, which will be December     , 2009. The actual proceeds from the forward sale are subject to the final settlement of each forward sale agreement. See “Underwriting—Forward sale agreements” for a description of the forward sale agreements.

We intend to use the proceeds that we receive upon settlement of the forward sale agreements to repay or refinance maturing 2010 debt which may include a portion of our pro rata share of the existing mortgage debt of MCW II as the debt comes due beginning in 2010. The remaining portion of the net proceeds, if any, will be used for general corporate purposes, which may include the payment of future maturing debt or the acquisition of additional properties. In the interim, such remaining proceeds will be invested in cash and U.S. government securities. In addition, if an event occurs that requires us to sell our common stock to the underwriters in lieu of the forward sellers selling our common stock to the underwriters, or if the underwriters’ over-allotment option is exercised and we sell shares to the underwriters, then we intend to use any net proceeds we receive from such sale for the same purposes.

As of September 30, 2009, MCW II had total debt of approximately $1,491.8 million. The debt is non-recourse to MCW II’s owners, including Regency. The following table shows the debt of MCW II, as of November 1, 2009, that matures in 2010, 2011 and 2012 and our pro rata share of such debt assuming we exercise our options to increase our interest in MCW II from 25% to 40%.

	MCW II Maturing Debt	Regency’s Portion of MCW II’s Maturing Debt
2010	$576,309,600	$230,523,840
2011	430,382,250	172,152,900
2012	229,237,000	91,694,800

Total	$1,235,928,850	$494,371,540

As of September 30, 2009, the total debt of our joint ventures, other than MCW II, was approximately $983.8 million. This debt is non-recourse debt to the owners of the joint ventures, including Regency. The following table shows the debt, as of November 1, 2009, of our joint ventures, other than MCW II, that matures in 2010, 2011 and 2012 and our pro rata share of such debt.

	JV Maturing Debt (other than MCW II’s Debt)	Regency’s Portion of JV Maturing Debt (other than MCW II’s Debt)
2010	$95,663,482	$23,249,757
2011	32,533,826	7,213,198
2012	18,670,378	4,188,586

Total	$146,867,686	$34,651,541

Although we intend to exercise the options to increase our partnership interest in MCW II, if circumstances should change and we decide not to exercise any of such options, we will use any proceeds that we receive upon settlement of the forward sale agreements, from the sale of any shares to the underwriters pursuant to any exercise of the underwriters’ over-allotment option, or from any shares we are required to sell to the underwriters in lieu of the forward sellers selling our common stock to the underwriters, in each case, to repay or refinance maturing 2010 debt or for general corporate purposes, which may include the payment of future maturing debt or the acquisition of additional properties. In the interim, the net proceeds will be invested in cash and U.S. government securities.

This offering will allow us to use existing liquidity to prepay all or a portion of our existing term loan.

Underwriting

In this offering, the forward sellers are, at our request, borrowing and offering 8,000,000 shares of our common stock in connection with the execution of the forward sale agreements between us and the forward purchasers. J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the forward sellers have agreed to sell to the underwriters named below, and the underwriters through their representatives have severally agreed to purchase from the forward sellers, the number of shares of common stock listed opposite their names below.

Name	Number of Shares

J.P. Morgan Securities Inc.
Wells Fargo Securities, LLC

Total	8,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all the shares of common stock to be sold under the underwriting agreement if they purchase any shares.

Forward sale agreements

We will enter into forward sale agreements on the date of this prospectus supplement with affiliates of the underwriters, whom we refer to as the forward purchasers, relating to an aggregate of 8,000,000 shares of our common stock. In connection with the execution of the forward sale agreements, and at our request, the underwriters or their respective affiliates, whom we refer to as the forward sellers, are borrowing from third parties and selling in this offering 8,000,000 shares of our common stock. If either forward seller is unable to borrow and deliver for sale on the anticipated closing date of the offering any shares of our common stock, then the relevant forward sale agreement will be terminated in its entirety. If either forward seller is unable to borrow and deliver for sale on the anticipated closing date the number of shares of our common stock to which the relevant forward sale agreement relates, then the number of shares of our common stock to which such forward sale agreement relates will be reduced to the number that such forward seller can so borrow and deliver. In the event that the number of shares to which a forward sale agreement relates is so reduced, the commitments of the underwriters to purchase shares of our common stock from the relevant forward seller and such forward seller’s obligation to borrow such shares for delivery and sale to the underwriters, as described above, will be replaced with the commitments to purchase from us and our corresponding obligation to issue directly to the underwriters all or such portion of the number of shares not borrowed and delivered by such forward seller. The representatives of the underwriters will have the right to postpone the closing date for one New York business day to effect any necessary changes to the documents or arrangements.

We will receive an amount equal to the net proceeds from the sale of the borrowed shares of our common stock sold in this offering, subject to certain adjustments pursuant to the forward sale agreements, from the forward purchasers upon physical settlement of the forward sale agreements. We will only receive such proceeds if we elect to physically settle the forward sale agreements.

The forward sale agreements provide for settlement on a settlement date or dates to be specified at our discretion within approximately 15 months from the date of this prospectus supplement. On a settlement date or dates, if we decide to physically settle a forward sale agreement, we will issue shares of our common stock to the relevant forward purchaser at the then-applicable forward sale price. The forward sale price will initially be $         per share, which is the public offering price of our shares of common stock less the underwriting discount, which is shown on the cover page of this prospectus supplement. The forward sale agreements provide that the initial forward sale price will be subject to adjustment based on a floating interest rate factor equal to the federal funds rate less a spread, and will be subject to decrease by $0.4625 per share on each of certain dates specified in the forward sale agreements. The forward sale price will also be subject to decrease if the cost to the forward seller of borrowing our common stock exceeds a specified amount. If the federal funds rate is less than the spread on any day, the interest rate factor will result in a daily reduction of the forward sale price. As of the date of this prospectus supplement, the federal funds rate was less than the spread.

Before any issuance of our common stock upon physical settlement of the forward sale agreements, the forward sale agreements will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares that would be issued upon physical settlement of the forward sale agreements over the number of shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon settlement (based on the adjusted forward sale price at the end of the reporting period). Consequently, prior to physical settlement of the forward sale agreements and subject to the occurrence of certain events, we anticipate there will be no dilutive effect on our earnings per share except during periods when the average market price of our common stock is above the per share adjusted forward sale price. However, if we decide to physically settle a forward sale agreement, delivery of our shares on any physical settlement of such forward sale agreement will result in dilution to our earnings per share and return on equity.

Each forward purchaser will have the right to accelerate its respective forward sale agreement and require us to physically settle its forward sale agreement on a date specified by such forward purchaser if:

•

in its sole judgment, it or its affiliate is unable to or it is otherwise commercially impracticable for it or its affiliate to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us upon physical settlement of its forward sale agreement;

•

we declare any dividend or distribution on shares of our common stock payable in (i) cash in excess of the specified amount, (ii) securities of another company, or (iii) any other type of securities (other than our common stock), rights, warrants or other assets for payment at less than the prevailing market price, as determined by such forward purchaser;

•	certain ownership thresholds applicable to such forward purchaser are exceeded;

•

an event is announced that, if consummated, would result in an extraordinary event (as defined in the forward sale agreement) including, among other things, certain mergers and tender offers, as well as certain events involving our nationalization or delisting of our common stock (each as more fully described in the forward sale agreement); or

•

certain other events of default or termination events occur, including, among other things, any material misrepresentation made in connection with entering into its forward sale agreement, our bankruptcy or a change in law (each as more fully described in the forward sale agreement).

Each forward purchaser’s decision to exercise its right to require us to settle its forward sale agreement will be made irrespective of our interests, including our need for capital. In such cases, we could be required to issue and deliver common stock under the terms of the physical settlement provisions of the relevant forward sale agreement irrespective of our capital needs, which would result in dilution to our earnings per share and return on equity. In addition, upon certain events of bankruptcy, insolvency, or reorganization relating to us, the forward sale agreements will terminate without further liability of either party. Following any such termination, we would not issue any shares and we would not receive any proceeds pursuant to the forward sale agreements.

Except under limited circumstances described below, we have the right to elect physical stock or cash settlement under the forward sale agreements. Although we expect to settle entirely by the delivery of shares of our common stock, we may elect cash settlement for all or a portion of our obligations if we conclude that it is in our interest to cash settle. For example, we may conclude that it is in our interest to cash settle if we have no current use for all or a portion of the net proceeds. In the event that we elect to cash settle, the settlement amount for each forward sale agreement will be equal to (1) (a) the adjusted forward sale price, minus (b) the average volume weighted price, calculated within certain parameters of Rule 10b-18 under the Exchange Act, during the period in which the relevant forward purchaser or one of its affiliates closes out its short positions related to such forward sale agreement (and subject to any scheduled decrease in the forward sale price per share occurring during such period), multiplied by (2) the number of shares being settled. If this settlement amount is a positive number, the relevant forward purchaser will pay us that amount. If this settlement amount is a negative number, we will pay the relevant forward purchaser the absolute value of that amount. We would expect the relevant forward purchaser or its affiliate to purchase shares of our common stock in secondary market transactions for delivery to stock lenders in order to close out its short position. The purchase of our common stock by such forward purchaser or its affiliate could cause the price of our common stock to increase over time, thereby increasing the cash we owe to such forward purchaser.

Underwriting discounts and commissions

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Without over- allotment exercise	With full over- allotment exercise

Per share	$	$
Total	$	$

The information assumes (a) either no exercise or full exercise by the underwriters of the over-allotment option, and (b) that the forward sale agreements are physically settled based upon the initial forward sale price of $             and by the delivery of 8,000,000 shares of our common stock. If we physically settle the forward sale agreements, we expect to receive proceeds of approximately $             , net of underwriting discounts and commissions, subject to certain adjustments as described above. Settlement must occur no later than approximately 15 months after the date of this prospectus supplement.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $400,000.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $             per share to certain other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and other selling terms. The shares are offered by the underwriters as stated in this prospectus supplement, subject to receipt and acceptance by them. The underwriters reserve the right to reject an order for the purchase of our shares in whole or in part.

We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus supplement, to purchase from time to time up to an aggregate of 1,200,000 shares to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement. If the underwriters exercise this option to purchase shares from us to cover over-allotments, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these shares based on the underwriter’s percentage purchase commitment in this offering as indicated in the table above. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares offered in this offering.

We have agreed that, subject to certain limited exceptions, without the prior written consent of J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC, we will not directly or indirectly during the period commencing on the date hereof and ending 60 days after the date hereof (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock without the prior written consent of J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC. Notwithstanding the foregoing, if (1) during the last 17 days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Furthermore, certain of our directors and executive officers have agreed that, subject to certain limited exceptions, without the prior written consent of J.P. Morgan Securities Inc., they will not, directly or indirectly, during the period commencing on the date hereof and ending 60 days after the date hereof (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock without the prior written consent of J.P. Morgan Securities Inc. Notwithstanding the foregoing, if (1) during the last 17 days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described above do not apply with respect to the sale of shares of our common stock to the forward purchasers pursuant to the forward sale agreements.

The underwriters, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the common stock and other securities from lock-up agreements, the underwriters will consider, among other factors, the holder’s reasons for requesting the release, the number of shares or other securities for which the release is being requested and market conditions at the time.

The underwriters may engage in stabilizing transactions, covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover short positions.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Our common stock is listed on the New York Stock Exchange under the symbol “REG”.

Sales outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of our common stock, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the shares of our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell the shares of our common stock offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell shares in certain jurisdictions through an affiliate, Wachovia Securities International Limited, or WSIL. WSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WSIL.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), the shares of our common stock described in this prospectus supplement may not be offered to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of our common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, the shares of our common stock may be offered to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

Each purchaser of shares of our common stock described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression “offered to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our common stock, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

Each underwriter (a) has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us, and (b) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Without limitation to the other restrictions referred to herein, this prospectus supplement is directed only at (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

Hong Kong

The shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The shares of our common stock offered in this prospectus supplement have not been registered under the Financial Instruments and Exchange Law of Japan. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly, in Japan or to a resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Singapore

Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

France

This prospectus supplement and the accompanying prospectus (including any amendment, supplement or replacement thereto) have not been prepared in connection with the offering of the shares of our common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no share of our common stock has been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in article D. 341-1 of the French Code Monétaire et Financier and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus supplement and the accompanying Prospectus or any other materials related to the offer or information contained therein relating to our common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Switzerland

The shares of our common stock may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland, and neither this prospectus supplement and the accompanying prospectus nor any other solicitation for investments in our common stock may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus supplement and the accompanying prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ and agents’ prior written consent. This prospectus supplement and the accompanying prospectus are not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our common stock on any Swiss stock exchange or other Swiss regulated market and this prospectus supplement and the accompanying prospectus may not comply with the information required under the relevant listing rules. Our common stock has not been and will not be approved by any Swiss regulatory authority. Our common stock has not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and has not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our common stock.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Affiliates of J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC are lenders under (i) our $341.5 million term loan facility, which includes a term loan and a revolving credit facility; and (ii) a separate line commitment of $600 million. Affiliates of Wells Fargo Securities, LLC act as syndication agent and lead arranger and administrative agent of the term loan facility and the line commitment. An affiliate of J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., is also the documentation agent on the term loan facility and the line commitment.

Validity of common stock

The validity of the shares of our common stock to which this prospectus supplement relates and certain tax matters described under “Certain Federal Income Tax Considerations” in the accompanying prospectus will be passed upon for Regency by Foley & Lardner LLP, Jacksonville, Florida. Attorneys with Foley & Lardner LLP representing Regency with respect to this offering beneficially own approximately 6,200 shares of Regency’s common stock as of the date of this prospectus supplement. The underwriters are being represented by Sullivan & Cromwell LLP, New York, New York.

PROSPECTUS

REGENCY CENTERS CORPORATION

Common Stock

Preferred Stock

Depositary Shares

Warrants

Purchase Contracts

Units

We may from time to time offer and to sell common stock, preferred stock, depositary shares, warrants and purchase contracts, as well as units that include any of these securities. The preferred stock, depositary shares, warrants and purchase contracts may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of ours. In addition, this prospectus may be used to offer any of these securities for the account of persons other than us as provided in the applicable prospectus supplement.

We will offer our securities in amounts, at prices and on terms to be determined at the time we offer those securities. We will provide the specific terms of the securities and the terms of the offering in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any of our securities.

We, or a selling security holder, may offer and sell these securities on a delayed or continuous basis to or through one or more agents, underwriters or dealers as designated from time to time, directly to one or more purchasers, through a combination of these methods or any other method as provided in the applicable prospectus supplement. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts.

Our common stock is listed on the New York Stock Exchange under the symbol “REG.”

Investing in our securities involves risks. Before buying our securities, you should refer to the risk factors included in our periodic reports, in prospectus supplements relating to specific offerings and in other information that we file with the Securities and Exchange Commission. See “Risk Factors” beginning on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 17, 2009.

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We have not authorized any dealer or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying supplement to this prospectus. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying supplement to this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying supplement to this prospectus is delivered or securities are sold on a later date.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or “SEC”, using a shelf registration process. Under the shelf registration process, we may, from time to time, sell any of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change the information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement, together with the additional information described under “Where You Can find More Information.”

When we say “we,” “our,” “us” or “Regency,” we mean Regency Centers Corporation and its consolidated subsidiaries, except where we make it clear that we mean only the parent company. When we say “you,” without any further specification, we mean any party to whom this prospectus is delivered, including a holder in street name.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov. We also maintain a web site at www.regencycenters.com. Information on our website is not incorporated by reference in this prospectus.

RISK FACTORS

You should carefully consider any specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in our most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, incorporated into this prospectus and the accompanying prospectus supplement by reference, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended. You should consider carefully those risk factors together with all of the other information included and incorporated by reference in this prospectus and the accompanying prospectus supplement before you decide to purchase our securities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (Commission File No. 1-12298) after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities covered by this prospectus (other than information in documents that is deemed not to be filed):

•	Our annual report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 2008;

•	Our quarterly report on Form 10-Q/A for the quarter ended September 30, 2008;

•	Our current reports on Form 8-K dated January 20, 2009, February 6, 2009 and March 12, 2009; and

•

The description of our common stock which is contained in our registration statement on Form 8-A filed on August 30, 1993, and declared effective on October 29, 1993, including amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Regency Centers Corporation

Attn: Diane Ortolano

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

FORWARD-LOOKING INFORMATION

Some of the information included and incorporated by reference in this prospectus and the accompanying prospectus supplement contains forward-looking statements, which are made pursuant to the safe-harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Because these forward-looking statements involve numerous risks and uncertainties, there are important factors that could cause our actual results to differ materially from those in the forward-looking statements, and you should not rely on the forward-looking statements as predictions of future events. The events or circumstances reflected in the forward-looking statements might not occur. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “forecasting,” “pro forma,” “estimates” or “anticipates,” or the negative of these words and phrases, or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indicators of whether, or the time at which, such performance or results will be achieved. There is no assurance that the events or circumstances reflected in forward-looking statements will occur or be achieved. Forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. We caution you that many forward-looking statements presented in the prospectus and the accompanying prospectus supplement are based on management’s beliefs and assumptions made by, and information currently available to, management. Statements contained and incorporated by reference in this prospectus and accompanying prospectus supplement that are not historical facts may be forward-looking statements. Such statements relate to our future performance and plans, results of operations, capital expenditures, acquisitions, and operating improvements and costs.

Our success also depends upon economic trends, various market conditions and fluctuations and those other risk factors discussed under the heading “Risk Factors” herein and in the accompanying prospectus supplement and under the heading “Risk Factors” in our most recent annual report on Form 10-K and quarterly reports on Form 10-Q for subsequent periods and in our other filings with the SEC that are incorporated by reference in this prospectus and the accompanying prospectus supplement. We caution you not to place undue reliance on forward-looking statements, which reflect our analysis only and speak as of the date of this prospectus or the accompanying prospectus supplement, as applicable, or as of the dates indicated in the statements. All of our forward-looking statements, including those included and incorporated by reference in this prospectus and the accompanying prospectus supplement, are qualified in their entirety by this statement. We assume no obligation to update or supplement forward-looking statements.

THE COMPANY

Regency is a qualified real estate investment trust or “REIT”. We invest in retail shopping centers through Regency Centers, L.P., the operating partnership in which we are the sole general partner and currently own approximately 99% of the outstanding common partnership units. All of our operating, investing and financing activities, including the issuance of common or preferred partnership units, are generally executed by our operating partnership, its wholly-owned subsidiaries and its investments in co-investment partnerships with third party investors.

Our executive offices are located at One Independent Drive, Suite 114, Jacksonville, Florida 32202 and our telephone number is (904) 598-7000.

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our securities for general corporate purposes, which may include the repayment of outstanding indebtedness, the redemption of our preferred stock or of preferred units issued by our operating partnership, the acquisition of shopping centers as suitable opportunities arise, the expansion and improvement of properties in our portfolio and payment of development costs for new centers.

CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	For the year ended December 31,
	2008	2007	2006	2005	2004
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	1.6	2.1	2.2	1.9	2.0

(1)	Net earnings from discontinued operations have been restated for all periods presented.

The ratios of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings by the sum of fixed charges and preferred stock dividends. The term “fixed charges” for our Company includes the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) dividends paid on our preferred stock and preferred units of our operating partnership. The term “earnings” for our Company is the amount resulting from adding (a) income from continuing operations before adjustment for minority interests in consolidated subsidiaries, (b) fixed charges, (c) cash distributed by equity investees, and (d) equity in loss of investments in real estate partnerships; then subtracting from the total of added items, the following: (a) capitalized interest, (b) dividends paid on our preferred stock and preferred units of our operating partnership, (c) minority interest in pre-tax income of subsidiaries that have not incurred fixed charges, and (d) equity in income of investments in real estate partnerships.

GENERAL DESCRIPTION OF SECURITIES THAT MAY BE OFFERED

We or any selling stockholders named in a prospectus supplement, directly or through dealers, agents or underwriters designated from time to time, may offer, issue and sell, separately or together in one or more offerings:

•	shares of our common stock,

•	shares of our preferred stock,

•	depositary shares representing shares of our preferred stock,

•	warrants to purchase our common stock, preferred stock or depositary shares,

•	purchase contracts,

•	units that include any of these securities, and

•	any combination of these securities.

The terms of any securities we offer will be determined at the time of sale. We may issue preferred stock, depositary shares, warrants and purchase contracts that are convertible into or exercisable or exchangeable for common or preferred stock or other securities of ours. When particular securities are offered, a supplement to this prospectus will be filed with the SEC, which will describe the terms of the offering and sale of the offered securities.

CAPITAL STOCK

The following description of our capital stock sets forth certain general terms and provisions of the capital stock to which any prospectus supplement may relate and will apply to any capital stock offered by this prospectus unless we provide otherwise in the applicable prospectus supplement. The description of the capital stock set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of our charter and bylaws and the Florida Business Corporation Act. See “Where You Can Find More Information” above.

General

We are authorized to issue up to:

•	150,000,000 shares of common stock, $.01 par value per share,

•	10,000,000 shares of special common stock, $.01 par value, and

•	30,000,000 shares of preferred stock, $.01 par value per share.

As of February 24, 2009, we had 69,975,476 shares of common stock issued and outstanding. We also had 3,000,000 shares of 7.45% Series 3 cumulative redeemable preferred stock, 5,000,000 shares of 7.25% Series 4 cumulative redeemable preferred stock, and 3,000,000 shares of 6.70% Series 5 cumulative redeemable preferred stock issued and outstanding on that date. In addition, we have reserved for issuance, upon exchange of a corresponding series of preferred limited partnership interests of our operating partnership, an aggregate of 500,000 shares of cumulative redeemable preferred stock.

All of the outstanding capital stock is, and all of the shares offered by means of this prospectus will be, fully paid and non-assessable. This means that the shares we offer will be paid for in full at the time they are issued, and, once they are paid for in full, there will be no further liability for further assessments.

Restrictions On Ownership Of Capital Stock

In order for us to qualify as a REIT under the Internal Revenue Code:

•

not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year.

•

our stock must be beneficially owned (without reference to attribution rules) by 100 or more persons during at least 335 days in a taxable year of 12 months or during a proportionate part of a shorter taxable year, and

•	certain other requirements must be satisfied (see “Certain Federal Income Tax Considerations-Requirements for Qualification”).

To assure that five or fewer individuals do not Beneficially Own (as defined in the our articles of incorporation to include ownership through the application of certain stock attribution provisions of the Code) more than 50% in value of our outstanding capital stock, our articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own (by virtue of certain of the attribution provisions of the Code), more than 7% by value (the “Ownership Limit”) of our outstanding capital stock. Certain existing holders specified in our articles of incorporation and those to whom Beneficial Ownership of their capital stock is attributed, whose Beneficial Ownership of capital stock exceeds the Ownership Limit (“Existing Holders”), may continue to own such percentage by value of outstanding capital stock (the “Existing Holder Limit”) and may increase their respective Existing Holder Limits through our benefit plans, dividend reinvestment plans, additional asset sales or capital contributions to us or acquisitions from other Existing Holders, but may not acquire additional shares from these sources such that the five largest Beneficial Owners of capital stock hold more than 49.5% by value of our outstanding capital stock, and in any event may not increase their respective Existing Holder Limits through acquisition of capital stock from any other sources.

In addition, because rent from a related tenant (any tenant 10% of which is owned, directly or constructively, by the REIT) is not qualifying rent for purposes of the gross income tests under the Code (see “Certain Federal Income Tax Considerations—Requirements for Qualification—Income Tests”), our articles of incorporation provide that no constructive owner of our stock who owns, directly or indirectly, a 10% interest in any tenant of ours (a “Related Tenant Owner”) may own, or constructively own by virtue of certain of the attribution provisions of the Code (which differ from the attribution provisions applied to determine Beneficial Ownership), more than 9.8% by value of our outstanding capital stock (the “Related Tenant Limit”).

Our board of directors may waive the Ownership Limit, the Existing Holder Limit and the Related Tenant Limit if evidence satisfactory to the board of directors is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, our board of directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status.

Remedies. If shares of capital stock:

•	in excess of the applicable Ownership Limit, Existing Holder Limit, or Related Tenant Limit, or

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which (1) would cause the REIT to be beneficially owned by fewer than 100 persons (without application of the attribution rules), or (2) would result in Regency being “closely held” within the meaning of Section 856(h) of the Code, are (a) issued or transferred to any person or (b) retained by any person after becoming a Related Tenant Owner, such issuance, transfer, or retention will be null and void to the intended holder, and the intended holder will have no rights to the stock. Capital stock transferred, proposed to be transferred, or retained in excess of the Ownership Limit, the Existing Holder Limit, or the Related Tenant Limit or which would otherwise jeopardize our status as a REIT (“excess shares”) will be deemed held in trust on behalf of us and for our benefit. Our board of directors will, within six months after receiving notice of such actual or proposed transfer, either:

•	direct the holder of such shares to sell all shares held in trust for Regency for cash in such manner as our board of directors directs, or

•	redeem such shares for a price equal to the lesser of:

•	the price paid by the holder from whom shares are being redeemed, and

•

the average of the last reported sales prices on the New York Stock Exchange of the relevant class of capital stock on the 10 trading days immediately preceding the date fixed for redemption by our board of directors, or if such class of capital stock is not then traded on the New York Stock Exchange, the average of the last reported sales prices of such class of capital stock (or, if sales prices are not reported, the average of the closing bid and asked prices) on the 10 trading days immediately preceding the relevant date as reported on any exchange or quotation system over which such class of capital stock may be traded, or if such class of capital stock is not then traded over any exchange or quotation system, then the price determined in good faith by our board of directors as the fair market value of such class of capital stock on the relevant date.

If our board of directors directs the intended holder to sell the shares, the holder must receive the proceeds from the sale as trustee for us and pay us out of the proceeds of the sale all expenses incurred by us in connection with the sale, plus any remaining amount of the proceeds that exceeds the amount originally paid by the intended holder for such shares. The intended holder will not be entitled to distributions, voting rights or any other benefits with respect to such excess shares except the amounts described above. Any dividend or distribution paid to an intended holder on excess shares must be repaid to us upon demand.

Miscellaneous. All certificates representing capital stock will bear a legend referring to the restrictions described above. The transfer restrictions described above will not preclude the settlement of any transaction entered through the facilities of the New York Stock Exchange.

Our articles of incorporation provide that every shareholder of record of more than 5% of our outstanding capital stock and every Actual Owner (as defined in our articles of incorporation) of more than 5% of our outstanding capital stock held by a nominee must give written notice to us of information specified in our articles of incorporation within 30 days after December 31 of each year. In addition, each Beneficial Owner of capital stock and each person who holds capital stock for a Beneficial Owner must provide to us such information as we may request, in good faith, in order to determine our status as a REIT.

The ownership limitations described above may have the effect of precluding acquisition of control of Regency by a third party even if our board of directors determines that maintenance of REIT status is no longer in our best interests. Our board of directors has the right under our articles of incorporation (subject to contractual restrictions, including covenants made to the lenders under our line of credit) to revoke our REIT status if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT. In the event of such revocation, the ownership limitations in our articles of incorporation will remain in effect. Any change in the ownership limitations would require an amendment to our articles.

Certain Provisions Of Florida Law And Of Our Articles Of Incorporation And Bylaws

We have summarized certain terms and provisions of Florida law and our articles of incorporation and bylaws that could have the effect of preventing or delaying a person for acquiring or seeking to acquire a substantial equity interest in, or control of, our company.

Advance Notice Provisions For Shareholder Nominations and Shareholder Proposals.

Our bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before any meeting of our shareholders. Any shareholder nomination or proposal for action at an upcoming shareholder meeting must be delivered to us no later than the deadline for submitting shareholder proposals pursuant to Rule 14a-8 under the Exchange Act. The presiding officer at any shareholder meeting is not required to recognize any proposal or nomination which did not comply with this deadline.

The purpose of requiring shareholders to give advance notice of nominations and other business is to afford our board a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give the board any power to disapprove timely shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring the third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.

Certain Provisions of Florida Law

We are subject to anti-takeover provisions that apply to public corporations organized under Florida law unless the corporation has elected to opt out of those provisions in its articles of incorporation or its bylaws. We have not elected to opt out of these provisions.

Subject to certain exceptions, the Florida Business Corporation Act prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless:

•	the board of directors approves the control share acquisition; or

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the holders of a majority of the corporation’s voting shares (excluding shares held by the acquiring party or officers or inside directors of the corporation) approve the granting of voting rights to the acquiring party.

A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, to vote in the election of directors within any of the following ranges of voting power:

•	1/5 or more but less than 1/3;

•	1/3 or more but less than a majority; and

•	a majority or more.

The Florida Business Corporation Act also contains an “affiliated transaction” provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless:

•	the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;

•	the corporation has not had more than 300 shareholders of record during the three years preceding the “affiliated transaction”;

•	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years;

•

the interested shareholder is the beneficial owner of at least 90% of the voting shares (excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors);

•

consideration is paid to the holders of the corporation’s shares equal to the highest amount per share paid by the interested shareholder for the acquisition of the corporation’s shares in the last two years or fair market value, and other specified conditions are met; or

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder.

An “interested shareholder” is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a company’s outstanding voting shares.

Indemnification and Limitation of Liability

The Florida Business Corporation Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation. The indemnity also applies to any person who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity. The indemnification applies against liability incurred in connection with such a proceeding, including any appeal, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. To be eligible for indemnity with respect to any criminal action or proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful.

In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines that such person is fairly and reasonably entitled to indemnification.

The indemnification provisions of the Florida Business Corporation Act require indemnification if a director, officer, employee or agent has been successful in defending any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation. The indemnity covers expenses actually and reasonably incurred in defending the action.

The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation. Each of our directors and executive officers has signed an indemnification agreement. The indemnification agreements provide for full indemnification of our directors and executive officers under Florida law. The indemnification agreements also provide that we will indemnify the officer or director against liabilities and expenses incurred in a proceeding to which the officer or director is a party or is threatened to be made a party, or in which the officer or director is called upon to testify as a witness or deponent, in each case arising out of actions of the officer or director in his or her official capacity. The officer or director must repay such expenses if it is subsequently found that the officer or director is not entitled to indemnification. Exceptions to this additional indemnification include criminal violations by the officer or director, transactions involving an improper personal benefit to the officer or director, unlawful distributions of our assets under Florida law and willful misconduct or conscious disregard for our best interests.

Our bylaws provide for the indemnification of directors, former directors, executive officers and former executive officers to the maximum extent permitted by Florida law and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that the director or officer was a party to by reason of the fact that he or she is or was a director or officer of our corporation, or at our request, a director, officer, employee or agent of another corporation. Our bylaws also provide that we may purchase and maintain insurance on behalf of any director or executive officer against liability asserted against the director or executive officer in such capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of this issue.

Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to us or to any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances. Those circumstances include violations of criminal law (unless the director had reasonable cause to believe that such conduct was lawful or had no reasonable cause to believe such conduct was unlawful), transactions in which the director derived an improper personal benefit, transactions involving unlawful distributions, and conscious disregard for the best interest of the corporation or willful misconduct (only if the proceeding is by or in the right of the corporation). As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available.

DESCRIPTION OF COMMON STOCK

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. All actions submitted to a vote of shareholders are voted on by holders of common stock voting together as a single class. Holders of common stock are not entitled to cumulative voting in the election of directors.

Holders of common stock are entitled to receive dividends in cash or in property on an equal share-for-share basis, if and when dividends are declared on the common stock by our board of directors, subject to any preference in favor of outstanding shares of preferred stock.

In the event of the liquidation of our company, all holders of common stock will participate on an equal share-for-share basis with each other in our net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock.

Holders of common stock are not entitled to preemptive rights, and the common stock is not subject to redemption.

The rights of holders of common stock are subject to the rights of holders of any preferred stock that we have designated or may designate in the future. The rights of preferred shareholders may adversely affect the rights of the common shareholders.

Special Common Stock

Under our articles of incorporation, our board of directors is authorized, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of special common stock from time to time in one or more classes or series. As of April 16, 2009, no shares of special common stock were outstanding.

The following is a description of the general terms and provisions of our special common stock. We will describe the particular terms of any class or series of special common stock we offer in the applicable prospectus supplement. You should review our articles of incorporation and the applicable amendment to our articles creating any special common stock we offer (which will be described in more detail in the applicable prospectus supplement).

The special common stock will bear dividends in such amounts as our board may determine with respect to each class or series. Dividends on any class or series of special common stock must be pari passu with dividends on our common stock. This means that we cannot pay dividends on the special common stock without also paying dividends on an equal basis on our common stock. Upon the liquidation, dissolution or winding up of the company, the special common stock will participate on an equal basis with the common stock in liquidating distributions.

Shares of special common stock will have one vote per share and vote together with the holders of common stock (and not separately as a class except where otherwise required by law), unless the board of directors creates classes or series with more limited voting rights or without voting rights. The board will have the right to determine whether shares of special common stock may be converted into shares of any other class or series or be redeemed, and, if so, the redemption price and the other terms and conditions of redemption, and to determine such other rights as may be allowed by law. Holders of special common stock will not be entitled, as a matter of right, to preemptive rights.

Because we expect special common stock to be closely held as a general rule, we anticipate that most classes or series would be convertible into common stock for liquidity purposes.

The special common stock offered hereby will be issued in one or more classes or series. The applicable prospectus supplement will describe the following terms of the class or series of special stock offered thereby:

(1)	the designation of the class or series and the number of shares offered;

(2)	the initial public offering price at which the class or series will be issued;

(3)	the dividend rate (or method of calculation);

(4)	any redemption or sinking fund provisions;

(5)	any conversion or exchange rights;

(6)	any voting rights;

(7)	any listing of the special common stock on any securities exchange;

(8)	a discussion of federal income tax considerations applicable to the class or series;

(9)	any limitations on issuance of any class or series of stock ranking senior to or on a parity with the class or series as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(10)	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT for federal tax purposes; and

(11)	any other specific terms, preferences, rights, limitations or restrictions of the class or series.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, New York, New York.

DESCRIPTION OF PREFERRED STOCK

General

The following is a description of the general terms and provisions of our preferred stock. We will describe the particular terms of any class or series of preferred stock we offer in the applicable prospectus supplement. You should review our articles of incorporation and the applicable amendment to our articles creating any preferred stock we offer (which will be described in more detail in the applicable prospectus supplement).

Our board of directors has the ability to issue from time to time up to 30,000,000 shares of preferred stock in one or more classes or series, without shareholder approval. The board of directors may, by adopting an amendment to our articles of incorporation, designate for the class or series:

•	the number of shares and name of the class or series;

•	the dividend rights and preferences, if any;

•	liquidation preferences and the amounts payable on liquidation or dissolution;

•	redemption terms, if any;

•	the voting powers of the series, including the right to elect directors, if any;

•	the terms upon which the class or series may be converted into any other class or series of our stock, including our common stock; and

•	any other terms that are not prohibited by law.

It is impossible for us to state the actual effect on existing shareholders if the board of directors designates any class or new series of preferred stock. The effects of such a designation will not be determinable until the rights accompanying the class or series have been designated. The issuance of preferred stock could adversely affect the voting power, cash available for dividends, liquidation rights or other rights held by owners of common stock or other series of preferred stock. The board of directors’ authority to issue preferred stock without shareholder approval could make it more difficult for a third party to acquire control of our company, and could discourage any such attempt.

Preferred Stock Outstanding or Reserved for Issuance

As of April 16, 2009, we have three series of preferred stock outstanding

•	3,000,000 shares of 7.45% Series 3 cumulative redeemable preferred stock;

•	5,000,000 shares of 7.25% Series 4 cumulative redeemable preferred stock; and

•	3,000,000 shares of 6.70% Series 5 cumulative redeemable preferred stock.

We have an additional series of preferred stock, totaling 500,000 shares, reserved for issuance upon exchange of a corresponding series of preferred limited partnership interests in our operating partnership, Regency Centers, L.P. The terms of these four series of preferred stock are summarized below.

All four series of our preferred stock outstanding or authorized for issuance:

•	are entitled to a liquidation preference;

•	bear cumulative preferential quarterly dividends based on a specified percentage of the liquidation preference;

•	are not convertible into our common stock;

•	have no stated maturity or mandatory redemption; and

•	will be callable from time to time at our election after a specified date without any premium.

Series 3, Series 4 and Series 5 Preferred Stock

Our Series 3, Series 4 and Series 5 preferred shares are listed for trading on the New York Stock Exchange under the symbols “REGPRC,” “REGPRD” and “REGPRE,” respectively. The following table summarizes information about our outstanding series of preferred stock:

Series	Preferred Shares Outstanding	Aggregate Liquidation Preference	Annual Distribution Rate(1)	Callable by Regency(2)
Series 3	3,000,000	$75,000,000	7.450%	04/03/08
Series 4	5,000,000	125,000,000	7.250%	08/31/09
Series 5	3,000,000	75,000,000	6.700%	08/02/10

	11,000,000	$275,000,000

(1)	As a percentage of the liquidation preference.

(2)	The redemption price is the liquidation preference plus accrued but unpaid dividends.

As to the limited matters on which the holders of Series 3, Series 4 and Series 5 preferred shares are entitled to vote, they generally will vote as a class with other preferred shares upon which like voting rights have been granted (together with the Series 3, Series 4 and Series 5 preferred stock, the “parity voting stock”), and each share will be entitled to one vote per $25 of liquidation preference (equivalent to one vote per depositary share). If we fail to declare or pay dividends on the Series 3, Series 4 and Series 5 preferred stock for at least six dividend periods, whether or not consecutive, the holders of the Series 3, Series 4 and Series 5 preferred stock, along with the holders of other parity voting stock also having voting rights because of dividend arrearages on their shares, voting together as a single class without regard to class or series, will be entitled to elect two members of our board of directors by a plurality of votes (assuming the presence of a quorum). This voting right will vest and the additional directors so elected to our board will serve until all accrued and unpaid dividends on the parity voting securities have been paid or a sufficient sum has been set aside for their payment.

The affirmative vote of the holders of at least a majority of the voting power entitled to be cast by the holders of Series 3, Series 4 and Series 5 preferred stock and other parity voting stock, voting together as a single class, is also required to amend our articles of incorporation to increase the authorized amount of our preferred stock (unless junior to the parity voting stock). The Series 3, Series 4 and Series 5 preferred stock, along with other parity voting stock, also have the right to approve (by at least two-thirds of the voting power they are entitled to cast) certain other amendments to our articles of incorporation that are specifically deemed to materially and adversely affect these holders.

Series D Preferred Stock Reserved for Issuance

We have reserved Series D cumulative redeemable preferred stock for issuance upon exchange, on a one-share-for-one-unit basis, of a corresponding series of preferred limited partnership units in Regency Centers, L.P., our operating partnership.

The following table describes the Series D preferred units outstanding as of April 16, 2009 and the related series of authorized but unissued preferred stock:

Series	Units Issued/ Shares Issuable	Aggregate Liquidation Preference	Annual Distribution Rate(1)	Date First Callable by Regency(2)	Exchangeable by Unitholder
Series D	500,000	$50,000,000	7.45%	09/29/09	01/01/16

(1)	As a percentage of the liquidation preference.

(2)	The redemption price is the liquidation preference plus accrued but unpaid dividends.

When issued, the preferred stock will not have voting rights except in limited circumstances generally similar to those of our Series 3, Series 4 and Series 5 preferred stock.

Preferred Stock Offered Hereby

The preferred stock offered hereby will be issued in one or more classes or series. The preferred stock will have the dividend, liquidation, redemption, voting and other rights described below. The applicable prospectus supplement will describe the following terms of the class or series of preferred stock offered thereby:

(1)	the designation of the class or series and the number of shares offered;

(2)	the liquidation preference of the class or series;

(3)	the initial public offering price at which the class or series will be issued;

(4)	the dividend rate (or method of calculation), the dates on which dividends will be payable and the dates from which dividends will begin to accumulate, if any;

(5)	any redemption or sinking fund provisions;

(6)	any conversion or exchange rights;

(7)	any voting rights;

(8)	any listing of the preferred stock on any securities exchange;

(9)	a discussion of federal income tax considerations applicable to the class or series;

(10)	the relative ranking and preferences of the class or series as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

(11)	any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

(12)	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT for federal tax purposes.

Rank

The preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution and winding up, rank prior to the common stock (including any special common stock) and all other classes and series of our equity securities hereafter authorized, issued or outstanding, other than any classes or series of our equity securities which by their terms specifically provide for a ranking on a parity with (the “parity stock”) or senior to (the “senior stock”) the preferred stock as to dividend rights and rights upon our liquidation, dissolution or winding up. We sometimes refer collectively to the common stock and the other classes and series of equity securities that are not senior stock or parity stock as the “junior stock.” The preferred stock will be on a parity with our Series 3, Series 4, Series 5 and Series D preferred stock if our board of directors specifically makes it on a parity with these series of preferred stock. Otherwise, the preferred stock will be junior to these series of preferred stock. The preferred stock will be junior to all our outstanding debt. The preferred stock will be subject to future creation of senior stock, parity stock and junior stock to the extent not expressly prohibited by the amendment to our articles of incorporation that designates the class or series of preferred stock.

Dividends

Holders of preferred stock will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available therefor, dividends or distributions in cash, property or other assets of Regency or in securities of Regency or from any other source as our board of directors determines, in its discretion, and at such dates and at such rates per share per year as described in the applicable prospectus supplement. The dividend rate may be fixed or variable, or both. Each declared dividend will be payable to holders of record as they appear at the close of business on our books on record dates determined by our board of directors.

Dividends on a class or series of preferred stock may be cumulative or non-cumulative. If dividends on a class or series of preferred stock are non-cumulative and if our board of directors fails to declare a dividend for a dividend period with respect to the class or series, then holders of the class or series will have no right to receive a dividend for that dividend period, and we will have no obligation to pay the dividend for that period, whether or not dividends are declared payable on any future dividend payment dates. If dividends on a class or series of preferred stock are cumulative, the dividends on the shares will accrue from and after the date set forth in the applicable prospectus supplement.

No full dividends will be declared or paid or set apart for payment on any class or series of preferred stock ranking, as to dividends, on a parity with or junior to the class or series of preferred stock offered by the applicable prospectus supplement for any period unless full dividends for the immediately preceding dividend period on such preferred stock (including any accumulation of unpaid dividends for prior dividend periods, if dividends on such preferred stock are cumulative) have been or are contemporaneously declared and paid or are declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) on such preferred stock and any of our parity stock ranking on a parity as to dividends with such preferred stock, dividends on such preferred stock and dividends on such parity stock will be declared pro rata so that the amount of dividends declared per share on such preferred stock and such parity stock will in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on such preferred stock (including any accumulation of unpaid dividends for prior dividend periods, if dividends on such preferred stock are cumulative) and accrued dividends, including required or permitted accumulations, if any, on shares of such parity stock, bear to each other. No interest, or sum of money in lieu of interest, will be payable with respect to any dividend payment(s) on preferred stock that may be in arrears.

Unless full dividends on the class or series of preferred stock offered by the applicable prospectus supplement have been declared and paid or set apart for payment for the immediately preceding dividend period (including any accumulation of unpaid dividends for prior dividend periods, if dividends on such preferred stock are cumulative):

•	we may not declare, set aside or pay any cash dividend or distribution (other than in shares of junior stock) on the junior stock;

•

we may not, directly or indirectly, repurchase, redeem or otherwise acquire any shares of our junior stock (or pay any amounts into a sinking fund for the redemption of any shares of our junior stock) except by conversion into or exchange for junior stock; and

•

we may not, directly or indirectly, repurchase, redeem or otherwise acquire any such preferred stock or any stock ranking on parity with such preferred stock (or pay any amounts into a sinking fund for the redemption of any shares of any such stock) otherwise than pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of such preferred stock and such parity stock (except by conversion into or exchange for junior stock).

The limitations described above will not apply to:

•	payments in lieu of fractional shares in connection with a merger, stock dividend or similar event; or

•	any redemption necessary in order to preserve our status as a REIT.

Any dividend payment made on a class or series of preferred stock will first be credited against the earliest accrued but unpaid dividend due with respect to shares of the class or series.

Liquidation

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of Regency, the holders of a class or series of preferred stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of

•	any preferred stock junior on our liquidation, dissolution or winding up, or

•	our common stock (including any special common stock),

to receive a liquidating distribution in the amount of the liquidation preference per share as set forth in the applicable prospectus supplement, plus accrued and unpaid dividends for the then-current dividend period (including any accumulation of unpaid dividends for prior dividend periods, if dividends on the class or series of preferred stock are cumulative). The liquidation preference is not indicative of the price at which the preferred stock will actually trade on or after the date of issuance.

If the amounts available for distribution with respect to a class or series of preferred stock and all other outstanding parity stock are not sufficient to satisfy the full liquidation rights of all such parity stock outstanding, then the holders of each class or series will share ratably in any such distribution of assets in proportion to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. Unless otherwise provided in the applicable prospectus supplement, after payment of the full amount of the liquidating distribution, the holders of preferred stock will not be entitled to any further participation in any distribution of our assets.

Redemption

The terms, if any, on which preferred stock of any class or series may be redeemed will be set forth in the applicable prospectus supplement. These terms will include:

•	whether the shares are redeemable at our election or the election of the holder or are mandatorily redeemable on a specified date or the occurrence of a specified event;

•	the redemption price (or the manner of calculating the redemption price), including any premium over the liquidation preference per share;

•	whether the redemption price will be payable in cash or other consideration;

•	the redemption date or dates;

•	redemption notice requirements;

•	other procedures for redemption, including the manner for selecting shares to be redeemed if fewer than all shares of the class or series are to be redeemed; and

•

when, where and how we must make a deposit of the redemption price in order for the shares called for redemption to be deemed no longer outstanding and the date as of which they will cease to be deemed outstanding if we comply with these provisions.

Conversion Rights

The terms and conditions, if any, upon which shares of any class or series of preferred stock will be convertible into our common stock will be set forth in the applicable prospectus supplement. These terms will include:

•	the number of shares of common stock into which the preferred stock is convertible;

•	the conversion price (or manner of calculating the conversion price);

•	the conversion period;

•	provisions as to whether conversion will be at the option of the holders of the preferred stock or at our option;

•	the events requiring an adjustment of the conversion price; and

•	provisions affecting conversion in the event of the redemption of such preferred stock.

Voting

The preferred stock of a class or series will not be entitled to vote, except (1) as described in the applicable prospectus supplement or (2) as required by Florida law.

If we apply to list a class or series of preferred stock on the New York Stock Exchange, the class or series will have the voting rights then required as a condition of listing. Voting rights required by the New York Stock Exchange as of the date of this prospectus include the following rights:

•

The affirmative vote of the holders of at least two-thirds of the voting power entitled to be cast by the holders of the listed class or series of preferred stock and all other preferred shares upon which like voting rights have been conferred and are exercisable, voting together as a single class, will be necessary to effect either of the following:

•	designate, create or increase the authorized amount of any class or series of shares ranking senior to the listed class or series; but no such vote will be required if:

•

at or prior to the time of the action with respect to which such vote would be required, provision is made for the redemption of all outstanding shares of the listed class or series and no portion of the redemption price will be paid from the proceeds of such senior stock; or

•	the holders of the listed class or series have previously voted to grant authority to the board of directors to create such senior shares in accordance with Florida law; or

•	amend, alter or repeal the articles of incorporation in a manner that would materially and adversely affect existing terms of the preferred stock.

•

The affirmative vote of the holders of at least a majority of the voting power entitled to be cast by the holders of the listed class or series preferred stock and the parity voting securities, voting together as a single class, will be required to amend the articles of incorporation to increase the authorized amount of preferred stock (unless junior to the listed class or series).

•

If and when dividends on the listed class or series of preferred stock have not been declared or paid for at least six dividend payment periods, whether or not consecutive, all holders of the class or series, together with all holders of the other parity voting securities, voting together as a single class without regard to class or series, must be entitled to elect a total of two members of the board of directors. This voting right must vest and any directors so elected must have the right to serve until all accumulated and unpaid dividends on the outstanding shares of the listed class or series and other parity voting securities have been paid or a sufficient sum set aside for payment thereof.

Under Florida law in effect on this date of this prospectus, holders of our preferred stock will be entitled to vote as a single class on any amendment to our articles of incorporation, whether or not our articles expressly give them voting rights, if the amendment would:

•	effect an exchange or reclassification of all or part of the shares of the class into shares of another class;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of the class;

•	change the designation, rights, preferences or limitations of all or part of the shares of the class;

•	change the shares of all or part of the class into a different number of shares of the same class;

•	create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of the class;

•

increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of the class;

•	limit or deny an existing preemptive right of all or part of the shares of the class; or

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of the class.

Any such amendment would require the affirmative vote of a majority of the votes cast by the holders of preferred stock with respect to the amendment. However, if the amendment would create dissenters’ rights of appraisal, adoption of the amendment would require the affirmative vote of a majority of the votes entitled to be cast by the holders of preferred stock. If the amendment would affect a series of preferred stock in one or more of the ways described above in a substantially different way than any other series, the series so affected will be entitled to vote as a separate class on the amendment.

No Other Rights

The shares of a class or series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or described in the applicable prospectus supplement, set forth in the applicable amendment to our articles designating the class or series or as otherwise required by law.

Transfer Agent

The transfer agent for each class or series of preferred stock will be described in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

We may, at our option, elect to offer fractional interests in shares of preferred stock rather than a full share of preferred stock. In that event, receipts (“depositary receipts”) will be issued for depositary shares, each of which will represent a fraction of a share of a particular class or series of preferred stock, as described in the applicable prospectus supplement.

Any class or series of preferred stock represented by depositary shares will be deposited under a deposit agreement between Regency and the depositary. The prospectus supplement relating to a series of depositary shares will set forth the name and address of the depositary for the depositary shares and summarize the material provisions of the deposit agreement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share, to all the rights and preferences of the preferred stock represented thereby, including dividend and liquidation rights and any right to convert the preferred stock into shares of our capital stock of a different class or series.

We will describe the particular terms of any depositary shares we offer in the applicable prospectus supplement. You should review the documents pursuant to which the depositary shares will be issued, which will be described in more detail in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants, in one or more series, for the purchase of our common stock, preferred stock or depositary shares. Warrants may be issued independently or together with our common stock, preferred stock or depositary shares and may be attached to or separate from any offered securities.

A prospectus supplement accompanying this prospectus relating to a particular series of warrants to issue shares of stock will describe the terms of those warrants, including:

•	the title and the aggregate number of warrants,

•	the stock for which each warrant is exercisable,

•	the date or dates on which the right to exercise such warrants commence and expire,

•	the price or prices at which such warrants are exercisable,

•	the currency or currencies in which such warrants are exercisable,

•	the periods during which and places at which such warrants are exercisable,

•	the terms of any mandatory or optional call provisions,

•	the price or prices, if any, at which the warrants may be redeemed at the option of the holder or will be redeemed upon expiration,

•	the identity of the warrant agent, and

•	the exchanges, if any, on which such warrants may be listed.

You should read the particular terms of the documents pursuant to which the warrants will be issued, which will be described in more detail in the applicable prospectus supplement.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts obligating holders to purchase from us, and us to sell to the holders, our securities at a future date or dates. The purchase contracts may require us to make periodic payments to the holders of purchase contracts. These payments may be unsecured or prefunded on a basis to be specified in the prospectus supplement relating to the purchase contracts.

The applicable prospectus supplement will describe the terms of any purchase contract. The purchase contracts will be issued pursuant to documents to be issued by us. You should read the particular terms of the documents, which will be described in more detail in the applicable prospectus supplement.

DESCRIPTION OF UNITS

We may issue units consisting of one or more purchase contracts, warrants, shares of preferred stock, depositary shares, shares of common stock or any combination of such securities. The applicable prospectus supplement will describe the terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately. You should read the particular terms of the documents pursuant to which the units will be issued, which will be described in more detail in the applicable prospectus supplement.

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Securities Exchange Act of 1934 which are incorporated by reference.

PLAN OF DISTRIBUTION

We may sell the securities offered herein on a delayed or continuous basis through one or more agents, underwriters or dealers, directly to one or more purchasers, through a combination of any of these methods of sale, or in any other manner, as provided in the applicable prospectus supplement. This prospectus may also be used to offer any of these securities for the account of persons other than us as provided in the applicable prospectus supplement. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain of the material federal income tax considerations regarding Regency and is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States, and persons who own shares as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes) subject to special treatment under the federal income tax laws. This summary deals only with shareholders of Regency that hold shares as “capital assets,” within the meaning of Section 1221 of the Code. This summary does not discuss any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

As used in this section, the term “Company” refers to Regency Centers Corporation and all qualified REIT subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (collectively, the “Management Company”) (which is treated as a separate entity for federal income tax purposes, although its results are consolidated with those of the Company for financial reporting purposes).

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

General

The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 1993. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and the Company intends to continue to operate in such a manner in the future. However, no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

It is the opinion of Foley & Lardner LLP that the Company has been organized in conformity with the requirements for qualification and taxation as a REIT commencing with the Company’s taxable year that ended December 31, 1993 and for all subsequent taxable years to date, and its method of operation will enable it to continue to be taxed as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters including, but not limited to, those set forth below in this discussion of “Certain Federal Income Tax Considerations,” those concerning its business and properties, and certain matters relating to the Company’s manner of operation. Foley & Lardner LLP is not aware of any facts or circumstances that are inconsistent with these representations and assumptions. The qualification and taxation as a REIT depends upon the Company’s ability to meet, through actual annual (and in some cases quarterly) operating results, the various income, asset, distribution, stock ownership and other tests discussed below, the results of which will not be reviewed by nor be under the control of Foley & Lardner LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “—Failure to Qualify.”

Taxation of the Company

As a REIT, the Company generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from an investment in a corporation. Accordingly, income generated by us generally will be subject to taxation solely at the shareholder level upon distribution. However, the Company will be subject to federal income tax in the following circumstances.

First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

Second, under certain circumstances, the Company may be subject to the “corporate alternative minimum tax” on its items of tax preference which it does not distribute or allocate to its shareholders.

Third, if the Company has (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by the Company by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate.

Fourth, if the Company has net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax.

Fifth, if the Company fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but still maintains its qualification as a REIT because other requirements are met, the Company will pay a 100% tax on (1) the gross income attributable to the greater of the amount by which the Company fails, respectively, the 75% or 95% gross income test, multiplied, in either case, by (2) a fraction intended to reflect the Company’s profitability.

Sixth, if the Company fails, in more than a de minimis fashion, to satisfy one or more of the asset tests for any quarter of a taxable year, but nonetheless continues to qualify as a REIT because the Company qualifies under certain relief provisions, the Company may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or the Company otherwise returns to compliance with the asset test.

Seventh, if the Company fails to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), the Company nevertheless may avoid termination of its REIT’s election in such year if the failure is due to reasonable cause and not due to willful neglect, but the Company would also be required to pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.

Eighth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

Ninth, the Company will be subject to a 100% penalty tax on some payments it receives (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among the Company, its tenants, and the Company’s taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

Tenth, if the Company acquires any asset from a C corporation (that is, a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company’s hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property’s “built-in gain” (the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis in the property at such time), such gain will be subject to tax at the highest regular corporate rate applicable. The rule described above with respect to the recognition of “built-in gain” will apply assuming that an election is not made pursuant to Section 1.337(d)-7 of the Treasury Regulations to treat the asset as having been sold by the C corporation for fair market value immediately before the acquisition by the Company.

In addition, the Management Company is taxed on its income at regular corporate rates.

Requirements for Qualification

A REIT is defined in the Code as a corporation, trust or association:

(1)	which is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)	which is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution);

(6)	not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for “five or fewer” individuals (as defined in the Code to include certain entities);

(7)	which meets certain income and asset tests described below and

(8)	which makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company has previously issued sufficient shares to allow it to satisfy conditions (5) and (6). The Company’s articles of incorporation provide restrictions regarding the transfer of its shares which are intended to assist the Company in continuing to satisfy the stock ownership requirements described in (5) and (6) above. Moreover, if the Company complies with regulatory rules pursuant to which it is required to send annual letters to certain of its shareholders requesting information regarding the actual ownership of its stock, but does not know, or exercising reasonable diligence would not have known, whether it failed to meet the requirement that it not be closely held, the Company will be treated as having met the “five or fewer” requirement. If the Company were to fail to comply with these regulatory rules for any year, it would be subject to a $25,000 penalty. If the Company’s failure to comply was due to intentional disregard of the requirements, the penalty would be increased to $50,000. However, if the Company’s failure to comply was due to reasonable cause and not willful neglect, no penalty would be imposed.

In addition, the Company must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the recordkeeping requirements of the Code and regulations promulgated thereunder.

The Company owns, and intends to continue to own, its properties through its operating partnership, Regency Centers, L.P. (the “Partnership”), of which the Company is the general partner and the principal limited partner. The former owners of certain Partnership properties and certain investment funds also are limited partners. The Partnership presently owns certain of its properties indirectly through other partnerships and limited liability companies (collectively with the Partnership, the “Property Partnerships”), of which the partners are the Partnership and certain third parties. In the case of a REIT which is a partner in a partnership either directly or indirectly through a qualified REIT subsidiary, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, the Company’s proportionate share of the assets, liabilities and items of income of the Property Partnerships (other than certain properties held by the Management Company), is treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

The Company believes that each of the Property Partnerships in which it owns an interest, directly or through another partnership or limited liability company, will be treated as partnerships or disregarded for federal income tax purposes and will not be taxable as corporations. If any of these entities were treated as a corporation, it would be subject to an entity level tax on its income and the Company could fail to meet the REIT income and asset tests. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “—Failure to Qualify.”

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of the Company will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states. Although in the past the Company owned some of its properties indirectly through qualified REIT subsidiaries, at the present time, the Company does not utilize any qualified REIT subsidiaries.

A “taxable REIT subsidiary” of the Company is a corporation in which the Company directly or indirectly owns stock and that elects, together with the Company, to be treated as a taxable REIT subsidiary under

Section 856(l) of the Code. In addition, if a taxable REIT subsidiary of the Company owns, directly or indirectly, securities representing more than 35% of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of the Company. A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

Generally, a taxable REIT subsidiary can perform some impermissible tenant services without causing the Company to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries are intended to ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to the Company. In addition, a REIT will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

The Management Company has made an election to be treated as a taxable REIT subsidiary of the Company.

Income Tests

In order for the Company to maintain its qualification as a REIT, it must satisfy two gross income requirements annually. First, at least 75% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property”, gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property or from certain types of temporary investments.

Second, at least 95% of the Company’s gross income (excluding gross income from prohibited transactions and certain real estate liability hedges) for each taxable year must be derived from any combination of income qualifying under the 75% test, dividends, and from interest, and gain from the sale or disposition of stock or securities.

Rents received by the Company qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met.

First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such property, although an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not anticipate charging rent for any portion of any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts for sales, which is permitted by the Code).

Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. The Company does not anticipate receiving rents from such a tenant. Additionally, pursuant to the articles of incorporation, Related Tenant Owners are prohibited from acquiring constructive ownership of more than 9.8% by value of the Company.

Third, rent attributable to personal property leased in connection with a lease of real property will not qualify if it is greater than 15% of the total rent received under the lease.

Fourth, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, the Company is generally only allowed directly to provide services that are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, the Company may not provide “impermissible services” to tenants (except through a taxable REIT subsidiary, or through an independent contractor that bears the expenses of providing the services and from whom the Company derives no revenue) without giving rise to “impermissible tenant service income,” which is nonqualifying income for purposes of the income tests. For this purpose, the amount that the Company would be deemed to have received for performing any “impermissible services” will be the greater of the actual amount so received or 150% of the direct cost to the Company of providing those services. If impermissible tenant service income exceeds 1% of the Company’s total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of the Company’s total income from the property, the services will not “taint” the other income from the property (that is, they will not cause the rent paid by tenants of that property to fail to qualify itself as rents from real property), but the impermissible tenant service income will not qualify as rents from real property. The Company provides certain services with respect to the properties that the Company believes complies with the “usually or customarily rendered” requirement. The Company will hire independent contractors from whom the Company derives no income to perform such services or utilize the Management Company to perform such services, to the extent that the performance of such services by the Company would cause amounts received from its tenants to be excluded from rents from real property.

The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not expect to derive significant amounts of interest that would fail to qualify under the 75% and 95% gross income tests.

The Company’s share of any dividends received from corporate subsidiaries (and from other corporations in which the Company owns an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. The Company does not anticipate that it will receive sufficient dividends to cause the Company to exceed the limit on nonqualifying income under the 75% gross income test.

From time to time, the Company or the Partnership have entered, and in the future may enter, into hedging transactions with respect to one or more of its assets or liabilities. These hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. During the Company’s taxable years ending before January 1, 2005, any periodic income or gain from the disposition of any financial instrument for these or similar transactions to hedge indebtedness incurred to acquire or carry “real estate assets” should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Since the financial markets continually introduce new and innovative instruments related to risk-sharing or trading, it is not entirely clear which such instruments generated income that is considered qualifying income for purposes of the gross income tests during the Company’s taxable years ending before January 1, 2005. Commencing with the Company’s taxable year starting January 1, 2005, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test (and with respect to hedging transactions entered into after July 30, 2008, for purposes of the 75% gross income test as well). For those taxable years, a “hedging transaction” will mean any transaction entered into in the normal course of the Company’s or the Partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. The Company or the Partnership, as the case may be, will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into. The Company and the Partnership intend to structure any hedging or similar transactions so as not to jeopardize the Company’s status as a REIT.

The Management Company receives fees in consideration of the performance of management and administrative services with respect to properties that are not owned by the Company and earns income from the acquisition, development and resale of real estate. Distributions received by the Company from the Management Company of its earnings do not qualify under the 75% gross income test. The Company believes that the aggregate amount of the distributions from the Management Company together with all other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

The Company believes that it has satisfied the 75% and 95% gross income tests for taxable years ended prior to the date of this prospectus and intends to operate in such a manner so as to satisfy such tests in the future. If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company’s failure to meet those tests is due to reasonable cause and not willful neglect; and following the Company’s identification of such failure for any taxable year, a schedule of the sources of the Company’s income is filed in accordance with regulations prescribed by the Secretary of the Treasury. It is not possible to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. Even if the relief provisions apply, the Company would pay a 100% tax on (1) the gross income attributable to the greater of the amount by which the Company fails, respectively, the 75% or 95% gross income test, multiplied, in either case, by (2) a fraction intended to reflect the Company’s profitability.

If the Company has net income from “prohibited transactions,” that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While the Company has undertaken a significant number of asset sales in recent years, the Company does not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise.

Asset Tests

The Company, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of the Company’s total assets must be represented by real estate assets (including (i) its allocable share of real estate assets which are held by the Partnership or other Property Partnerships or which are held by “qualified REIT subsidiaries” of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the value of the Company’s total assets may be represented by securities other than those in the 75% asset class. Third, except for equity investments in REITs, qualified REIT subsidiaries, or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the 75% test described above, (a) the value of any one issuer’s securities that the Company owns may not exceed 5% of the value of the Company’s total assets; (b) the Company may not own more than 10% of any one issuer’s outstanding voting securities; and (c) the Company may not own more than 10% of the value of the outstanding securities of any one issuer. Fourth, no more than 20% of the Company’s total value (for taxable years beginning after July 30, 2008, 25% of the Company’s total value) may be comprised of securities of one or more taxable REIT subsidiaries.

For purposes of the 10% value test, the term “securities” does not include:

•

“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which the Company or any controlled taxable REIT subsidiary hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•

a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes to the extent of the Company’s interest as a partner in the partnership.

•

Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test.

The Partnership owns 100% of the outstanding capital stock of the Management Company. The Company believes that the aggregate value of the Management Company has not exceeded 20%, for its taxable years through December 31, 2008 (and for its taxable year beginning January 1, 2009, will not exceed 25%) of the aggregate value of the Company’s gross assets. As of each relevant testing date prior to the election to treat the Management Company as a taxable REIT subsidiary, which election first became available as of January 1, 2001, the Company believes it did not own more than 10% of the voting securities of the Management Company. In addition, the Company believes that as of each relevant testing date prior to the election to treat the Management Company as a taxable REIT subsidiary of the Company, the Company’s pro rata share of the value of the securities, including debt, of the Management Company did not exceed 5% of the total value of the Company’s assets. No independent appraisals have been obtained to support the Company’s estimate of value, however, and Foley & Lardner LLP, in issuing its opinion on the Company’s qualification as a REIT, is relying on the Company’s representation as to the limited value of the stock interests in the Management Company.

After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT if it fails to satisfy the 25%, 20%, and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of the Company’s assets. If the failure to satisfy the 25%, 20%, or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to maintain compliance with the asset tests and would attempt to take any available actions within 30 days after the close of any quarter in an effort to cure any noncompliance with the 25%, 20%, or 5% asset tests or 10% value limitation of which it becomes aware within that period. If the Company failed to cure noncompliance with the asset tests within this time period, it would cease to qualify as a REIT. See “—Failure to Qualify.”

Beginning with the Company’s 2005 taxable year, if the Company fails to satisfy one or more of the asset tests for any quarter of a taxable year, the Company nevertheless may qualify as a REIT for such year if the Company qualifies for relief under certain provisions of the Code. Those relief provisions generally are available for failures of the 5% asset test and the 10% asset test if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of the Company’s total assets or $10 million, and the failure is corrected within six months following the quarter in which it was discovered, or (ii) the failure is due to ownership of assets that exceed the amount in (i) above, the failure is due to reasonable cause and not due to willful neglect, the Company files a schedule with a description of each asset causing the failure in accordance with regulations prescribed by the Secretary of the Treasury, the failure is corrected within six months following the quarter in which it was discovered, and the Company pays a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or the Company otherwise returns to compliance with the asset test. The Company may not qualify for the relief provisions in all circumstances.

Annual Distribution Requirements

The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gains dividends) to its shareholders in an amount at least equal to: (a) the sum of (i) 90% of the Company’s “REIT taxable income” (computed without regard to the dividends paid deduction and the Company’s net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property; minus (b) the sum of certain items of non-cash income. Such distribution must be paid in the taxable year to which it relates, or in the following taxable year if declared before the Company timely files its tax return for such prior year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute (or is not treated as having distributed) all of its net capital gain or distributes (or is treated as having distributed) at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. The Company may elect to retain, rather than distribute as a capital gain dividend, its net long-term capital gains. If the Company makes this election, a “Capital Gains Designation,” the Company would pay tax on its retained net long-term capital gains. In addition, to the extent the Company makes a Capital Gains Designation, a U.S. Shareholder generally would: (i) include its proportionate share of the Company’s undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of the Company’s taxable year falls (subject to certain limitations as to the amount that is includable); (ii) be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in the U.S. Shareholder’s long-term capital gains; (iii) receive a credit or refund for the amount of tax deemed paid by it; (iv) increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and (v) in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS. If the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year (other than capital gain income that the Company elects to retain and pay tax on) and (iii) any undistributed taxable income from prior periods (other than capital gains from such years which the Company elected to retain and pay tax on), the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

The Company intends to make timely distributions sufficient to satisfy this annual distribution requirement in the future. It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at the taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 90% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a certain year by paying “deficiency dividends” to shareholders in a later year, which may be included in the Company’s deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

Relief from Other Failures of the REIT Qualification Provisions

Beginning with the Company’s 2005 taxable year, if the Company fails to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), the Company nevertheless may avoid termination of its REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and the Company pays a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. The Company may not qualify for this relief provision in all circumstances.

Failure to Qualify

If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the common stock. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to individual shareholders generally at preferential capital gain rates applicable to dividends paid in taxable years beginning on or before December 31, 2010, and otherwise, including to corporate distributees, as ordinary income. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

Taxation of Taxable Domestic Shareholders

As used in this section, the term U.S. shareholder means a holder of shares who is (i) a citizen or resident of the United States, (ii) a domestic corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source; or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all substantial decisions of the trust.

So long as the Company qualifies as a REIT, distributions to U.S. shareholders out of the Company’s current or accumulated earnings and profits that are not designated as capital gain dividends generally will be taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. However, dividends, other than capital gain dividends, that are (i) attributable to income on which the Company was subject to tax in the previous taxable year at the corporate level, either because it did not distribute such income or such income consists of gains from certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, or (ii) attributable to dividends received by the Company from non-REIT corporations, such as taxable REIT subsidiaries, during the current taxable year will be taxable, to the extent designated by the Company, to individual stockholders as net capital gain at a current maximum rate of 15%. Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that the distributions do not exceed the adjusted tax basis of the shareholder’s shares. Rather, the distributions will reduce the adjusted tax basis of the shares. Distributions that exceed the U.S. shareholder’s adjusted tax basis in the Company’s shares will be taxable as capital gains. If the Company declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, the Company will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

The Company may elect to designate distributions of the Company’s net capital gain as “capital gain dividends.” Capital gain dividends are taxed to shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. shareholder has held the Company’s shares. Designations that the Company makes only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If the Company designates any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an Internal Revenue Service Form 1099–DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, the Company may designate all or part of its net capital gain as “undistributed capital gain.” The Company will be subject to tax at regular corporate rates on any undistributed capital gain. A U.S. shareholder (1) will include in its income as long-term capital gains its proportionate share of such undistributed capital gains; (2) will be deemed to have paid its proportionate share of the tax paid by the Company on such undistributed capital gains and receive a credit or refund to the extent that the tax the Company paid exceeds the U.S. shareholder’s tax liability on the undistributed capital gain; and (3) in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS. A U.S. shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The Company’s earnings and profits will be adjusted appropriately.

The Company will classify portions of any designated capital gain dividend or undistributed capital gain as either: (1) a 15% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 15%; or (2) an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.

Distributions that the Company makes and gain arising from the sale or exchange by a U.S. shareholder of the Company’s shares will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. A U.S. shareholder may elect to treat capital gain dividends and capital gains from the disposition of shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. The Company will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital, capital gain or represent tax preference items to be taken into account for purposes of computing the alternative minimum tax liability of the shareholders. U.S. shareholders may not include in their individual income tax returns any of the Company’s net operating losses or capital losses. The Company’s operating or capital losses would be carried over by the Company for potential offset against future income, subject to applicable limitations.

Upon any taxable sale or other disposition of shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between: (1) the amount of cash and the fair market value of any property received on the sale or other disposition and (2) the holder’s adjusted tax basis in the shares for tax purposes.

This gain or loss will be a capital gain or loss. The applicable tax rate will depend on the shareholder’s holding period for the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the shareholder’s tax bracket. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate shareholders) to a portion of capital gain realized by a noncorporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Shareholders are urged to consult with their tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of the Company’s shares. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. shareholder from the Company that were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Shareholders

Provided that a tax-exempt shareholder has not held its common shares as “debt financed property” within the meaning of the Code, distributions from the Company will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless the tax-exempt shareholder has held its shares as debt financed property within the meaning of the Code or has used the shares in a trade or business.

However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in the Company will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt shareholders should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a pension held REIT if it meets the following two tests: (1) it qualified as a REIT only by reason of Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and (2) either (a) at least one pension trust holds more than 25% of the value of the REIT’s stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend from a “pension held REIT” treated as UBTI is equal to the ratio of UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception for pension trusts. Based on both the Company’s current share ownership and the limitations on transfer and ownership of shares contained in the Company’s organizational documents, we do not expect to be classified as a pension held REIT.

U.S. Taxation of Non-U.S. Shareholders

As used in this section, the terms “non-U.S. shareholder” means a holder of shares that is not a U.S. person for U.S. federal income tax purposes. The Company’s distributions to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by the Company of “U.S. real property interests” nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of the Company’s current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of current and accumulated earnings and profits that exceed the non-U.S. shareholder’s basis in the Company’s shares will be taxable to a non-U.S. shareholder as gain from the sale of shares, which is discussed below. Distributions in excess of current or accumulated earnings and profits of the Company that do not exceed the adjusted tax basis of the non-U.S. shareholder in the Company’s shares will reduce the non-U.S. shareholder’s adjusted tax basis in the shares and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

The Company expects to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. shareholder unless: (1) a lower treaty rate applies and the non-U.S. shareholder files an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced treaty rate with the Company; or (2) the non-U.S. shareholder files an Internal Revenue Service Form W-8ECI with the Company claiming that the distribution is effectively connected income.

Capital gain distributions to the holders of the Company’s common shares that are attributable to the Company’s sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as (i) the Company’s common shares continue to be regularly traded on an established securities market and (ii) the non-U.S. shareholder did not own more than 5% of the Company’s common shares during the taxable year. As a result, non-U.S. shareholders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends.

If the Company’s common shares cease to be regularly traded on an established securities market or the non-U.S. shareholder owned more than 5% of the Company’s common shares during the taxable year, capital gain distributions that are attributable to the Company’s sale of real property would be subject to tax under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”).

Under FIRPTA, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). A corporate non-U.S. shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on distributions subject to FIRPTA. The Company must withhold and remit to the Internal Revenue Service 35% of any distributions to non-U.S. stockholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. A non-U.S. shareholder may receive a credit against its FIRPTA tax liability for the amount the Company withholds.

Although the law is not clear on the matter, it appears that amounts the Company designates as undistributed capital gains in respect of the common shares held by U.S. shareholders generally should be treated for non-U.S. shareholders in the same manner as actual distributions by the Company of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their United States federal income tax liability resulting from reporting the capital gain their proportionate share of the tax paid by the Company on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by the Company were to exceed their actual United States federal income tax liability.

Gain recognized by a non-U.S. shareholder upon the sale or exchange of the Company’s shares generally would not be subject to United States taxation unless: (1) the investment in the Company’s shares is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as domestic shareholders as to any gain; (2) the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or (3) the Company’s shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

The Company’s shares will not constitute a U.S. real property interest if the Company is a domestically controlled REIT. The Company will be a domestically-controlled REIT if, at all times during the 5 year period, preceding a sale or exchange of stock, less than 50% in value of the Company’s stock is held directly or indirectly by non-U.S. shareholders. The Company believes that it currently is a domestically controlled REIT. Because the Company’s shares are publicly traded, however, the Company cannot guarantee that the Company is or will remain a domestically controlled REIT. Even if the Company does not qualify as a domestically controlled REIT at the time a non-U.S. shareholder sells the Company’s shares, gain arising from the sale still would not be subject to FIRPTA tax if: (1) the class or series of shares sold is considered regularly traded under applicable treasury regulations on an established securities market, such as the New York Stock Exchange; and (2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of the Company’s shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax as to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Other Tax Consequences

The Company and its security holders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its security holders may not conform to the federal income tax consequences discussed above. Consequently, prospective security holders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

Backup Withholding

U.S. Shareholders

The Company will report to its domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless such shareholder (a) is a corporation or another form of entity exempt from backup withholding and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company.

Non-U.S. Shareholders

Generally, information reporting will apply to payments of distributions on the Company’s shares, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of Company shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of Company shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these treasury regulations varies depending on the shareholder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

LEGAL MATTERS

The validity of the securities to which this prospectus relates and certain tax matters described under “Certain Federal Income Tax Considerations” will be passed upon for Regency by Foley & Lardner LLP, Jacksonville, Florida. Attorneys with Foley & Lardner LLP representing Regency with respect to this offering beneficially owned approximately 7,200 shares of Regency’s common stock as of the date of this prospectus.

EXPERTS

The consolidated financial statements and schedule of Regency Centers Corporation as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

8,000,000 Shares

Regency Centers Corporation

Common Stock

PROSPECTUS SUPPLEMENT

                , 2009

Joint Book-Running Managers

J.P.Morgan	Wells Fargo Securities